SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NutraMax Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67061A30

(CUSIP Number)

Steven L. Gevirtz
Peritus Capital Partners LLC

315 East Canon Perdido
Santa Barbara, CA 93101

805-565-2232

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2000

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D/A

CUSIP NO. 67061A300

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Peritus Capital Partners, LLC I.D. # 77-0493842

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-725,700

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-725,700

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

725,700

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14 TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A CUSIP NO. 67061A300

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Peritus Asset Management, Inc. I.D. # 94-3174137

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-1,127,190

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-1,127,190

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,127,190

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%

14 TYPE OF REPORTING PERSON

IA

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed on October 27, 1999 by Peritus Asset Management, Inc. and Peritus Capital Partners, LLC with respect to the Common Stock, par value $.001 per share ("Common Stock"), of NutraMax Products, Inc. (the "Issuer"). All references to "Peritus" herein mean Peritus Capital Partners, LLC.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Commitment Letter (as defined and described below), and subject to the terms and conditions thereof, Peritus Capital Partners, LLC has agreed to lend $8.1 million to the Issuer. The source of the funds used to make the loan will be working capital of Peritus.

Item 4. Purpose of Transaction.

On May 1, 2000, in connection with the filing by the Issuer and its subsidiaries (collectively, “NutraMax”) of voluntary petitions under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), Peritus entered into a letter agreement, dated May 1, 2000, with the Issuer, Fleet National Bank, National Bank of Canada, The Sumitomo Bank, Limited, Senior Debt Portfolio, Cape Ann Investors, L.L.C. and Mr. Bernard Korman (the “Letter Agreement”) and, together with Peritus and Mr. Korman (Peritus, Cape Ann Investors, L.L.C. and Mr. Korman are sometimes referred to, collectively, as the “Junior Subsequent DIP Lenders”), a commitment letter agreement, dated May 1, 2000, with the Issuer and each of its subsidiaries (the “Commitment Letter”). A copy of the Letter Agreement is attached hereto as Exhibit 2 and a copy of the Commitment Letter is attached hereto as Exhibit 3. The summary contained in this Amendment of certain provisions of the Letter Agreement and the Commitment Letter is not intended to be complete and is qualified in its entirety by reference to the Letter Agreement and the Commitment Letter, respectively, each of which is incorporated herein by reference.

In the Letter Agreement, Peritus agreed to take necessary and appropriate actions to assist in the consummation of the reorganization of NutraMax under the Bankruptcy Code and not to (i) support or encourage any financial restructuring of NutraMax that is inconsistent with the plan of reorganization described in the Letter Agreement or (ii) object to, delay, impede or take any other action reasonably likely to prevent the consummation of such reorganization.

In the Commitment Letter, and subject to the terms and conditions thereof, including the receipt of the requisite Bankruptcy Court approvals under the Bankruptcy Code, the Junior Subsequent DIP Lenders committed to provide NutraMax with an $18,000,000 junior secured superpriority debtor-in-possession credit facility (the “Junior Subsequent DIP Facility”). Peritus has agreed to provide $8.1 million of this total facility.

It is contemplated that NutraMax will propose a plan of reorganization (the “Plan”) which will provide for, among other things, the distributions of rights (“Rights”) to holders of Common Stock. Each Right will provide the holder thereof with the right to purchase its pro rata share of 100% of the new common stock (“Reorganized Common Stock”) to be issued and outstanding upon effectiveness of the Plan. In connection with the effectiveness of the Plan, the existing Common Stock will be canceled and cease to represent an equity interest in the Issuer and will be replaced in its entirety by the Reorganized Common Stock.

Under the Plan, upon its effectiveness, the Junior Subsequent DIP Facility will be repaid and satisfied by distributing to the Junior Subsequent DIP Lenders (a) 100% of the net proceeds that NutraMax receives from the exercise of Rights and (b) all of the Reorganized Common Stock for which holders of Rights have not subscribed.

Peritus expects to exercise the Rights it receives in respect of its Common Stock. Peritus also expects that Steven L. Gevirtz, an individual in the management of Peritus, will serve as a director of NutraMax.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of Issuer

(a) and (b) As of the date hereof, the Reporting Persons beneficially own the amounts of shares shown on the cover sheets of this filing. For Peritus Asset Management, Inc. (“PAMI”), this includes attributed ownership of (i) the shares owned by its client, Peritus Capital Partners LLC plus (ii) 401,490 shares owned by other clients. The share ownership reported by PAMI in the original Schedule 13D filed on October 27, 1999 reflected the same number of shares owned by Peritus Capital Partners LLC plus a beneficial ownership of 607,130 shares of Common Stock owned by other clients. PAMI’s review of its records, in preparation of this amendment, indicated that the latter amount incorrectly included 95,000 shares in client accounts for which PAMI actually has neither dispositive nor voting power; thus, this amendment corrects that misstatement. In addition, this amendment reflects a decrease of 110,640 in the amount of shares owned by other clients, which is the number of shares owned by clients who are no longer clients of PAMI but were at the time of the original 13D filing.

(c) There are no transactions to report during the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described above, Peritus entered into the Letter Agreement and the Commitment Letter, which provide for, among other things, (1) certain restrictions on Peritus’ actions with respect to its existing Common Stock, to the extent such actions might delay, impede or prevent consummation of the Plan, and (2) Peritus’ potential acquisition of Reorganized Common Stock in satisfaction of the Junior Subsequent DIP Facility.

Item 7. Material to be filed as Exhibits.

Exhibit 2

- Letter Agreement, dated May 1, 2000, among the Issuer, Fleet National Bank, National Bank of Canada, The Sumitomo Bank, Limited, Senior Debt Portfolio, Cape Ann Investors, L.L.C., Peritus and Mr. Korman.

Exhibit 3

- Commitment Letter Agreement, dated May 1, 2000 between NutraMax and Cape Ann Investors, L.L.C., Peritus and Mr. Korman.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated: May 3, 2000

PERITUS CAPITAL PARTNERS, LLC

By: Peritus Asset Management, Inc., Manager

By: /s/ _______________________________________________

Steven L. Gevirtz, Contract Manager

PERITUS ASSET MANAGEMENT, INC.

By: /s/ ______________________________________________

Steven L. Gevirtz, Contract Manager

EXHIBIT INDEX

Exhibit                                                              Page
Number     Description                                              Number
------     -----------                                              ------

 1         Joint Filing Agreement, dated October 18, 1999,           *
           among the Reporting Persons.

 2         Letter Agreement, dated May 1, 2000, among the Issuer,    7
           Fleet National Bank, National Bank of Canada, The
           Sumitomo Bank, Limited, Senior Debt Portfolio, Cape
           Ann Investors, L.L.C., Peritus and Mr. Korman.

 3         Commitment Letter Agreement, dated May 1, 2000            16
           between NutraMax and Cape Ann Investors, L.L.C.,
           Peritus and Mr. Korman.
________
* Previously filed with Schedule 13D on October 27, 1999.